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                                                                  EXHIBIT (a)(1)


                    U.S. REALTY PARTNERS LIMITED PARTNERSHIP
                          C/O U.S. REALTY I CORPORATION
                         55 Beattie Place, P.O. Box 1089
                         Greenville South Carolina 29602

                                October 28, 2005

Dear Limited Partner:

         As you may be aware by now, MPF-NY 2005, LLC, MPF Dewaay Premier Fund, LLC, MPF Flagship Fund 10, LLC, MPF Dewaay Premier Fund 2, LLC, MacKenzie Patterson Special Fund 7, LLC, Steven Gold and MacKenzie Patterson Fuller, Inc. (collectively, "MPF"), initiated an unsolicited tender offer to buy units of limited partnership interest ("Units") in U.S. Realty Partners Limited Partnership (the "Partnership") on October 17, 2005.

         The Partnership, through its managing general partner, U.S. Realty I Corporation, is required by the rules of the Securities and Exchange Commission to make a recommendation whether you should accept or reject such offer or to state that the Partnership is remaining neutral with respect to such offer. THE MANAGING GENERAL PARTNER EXPRESSES NO OPINION AND IS REMAINING NEUTRAL WITH RESPECT TO MPF'S OFFER, PRIMARILY BECAUSE THE MANAGING GENERAL PARTNER DOES NOT HAVE A RELIABLE INDICATOR OF THE FAIR VALUE OF THE UNITS. Any increase in MPF's ownership of Units as a result of MPF's offer may affect the outcome of Partnership decisions, in that such increase will concentrate ownership of Units. Affected decisions would include any decision in which limited partners unaffiliated with the general partners are given an opportunity to consent or object.

         The Partnership has not recently conducted an analysis of the value of the Units, but the Partnership notes that MPF estimates the liquidation value of the Partnership to be $6.25 per Unit. Although the Partnership has recently obtained appraisals of one of its properties, Twin Lakes Apartments, the Partnership does not have a recent appraisal of its other property, Governor's Park Apartments, with which to conduct a liquidation value analysis of the Partnership. In addition, secondary market sales information regarding the Units is not a reliable measure of value because of the limited number of trades.

         However, we call your attention to the following considerations:

         o Both of the Partnership's general partners, U.S. Realty I and AIMCO Properties, L.P., are affiliates of Apartment Investment and Management Company ("AIMCO"), a Maryland corporation. Also, Martha L. Long is Senior Vice President of the managing general partner, a position equivalent of the Chief Executive Officer of the Partnership, and Senior Vice President of AIMCO. We encourage you to read the information set forth under "Item 3. Past Contacts, Transactions, Negotiations and Agreements" of the Schedule 14D-9, which has been filed by the Partnership on the date hereof, a copy of which is enclosed herewith, and is incorporated herein by reference.

         o MPF's offer estimates the liquidation value of the Partnership to be $6.25 per Unit. However, MPF is only offering $4.50 per Unit.

         o The $4.50 per Unit offer price will be reduced by the amount of any distributions declared or made between October 17, 2005 and November 16, 2005, which may be further extended.



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         o        As described in a proxy statement dated January 24, 2005, the
                  Partnership entered into an agreement to sell one of its properties at a price that the Partnership anticipated would result in distributions related to that property of $3.65 per Unit, which is only an estimated $0.85 per Unit less than MPF's offer. That agreement terminated prior to the sale of the property.

         o In July 2004, the Partnership entered into an agreement for the sale of Governor's Park Apartments for a gross purchase price of $6,400,000, which agreement the other party subsequently terminated. Had the sale of Governor's Park Apartments closed under the terms of that agreement, the Partnership estimated that the resulting distributions relating to that property would have equaled approximately $2.02 per Unit as of July 31, 2004.

         o The Partnership is currently considering its options with respect to the sale of Twin Lakes Apartments. In connection with a previous potential sale of the property to an affiliate of the general partners and an offer from Mr. Steven Gold, one of the offerors in MPF, to buy the property, the Partnership obtained two appraisals of Twin Lakes Apartments. The first appraisal valued the property at $13,100,000 as of April 28, 2004, and the second appraisal valued the property at $13,125,000 as of December 31, 2004. The sale agreement for Twin Lakes Apartments to an affiliate of the general partners terminated, and the offer from Mr. Gold expired.

         o AIMCO Properties, L.P., a general partner of the partnership and the holder of approximately 67.79% of the outstanding Units, does not intend to tender any of its Units in the MPF offer.

         o The MPF offer is limited to 275,000 Units. If more than 275,000 Units are tendered in the offer, MPF will accept the Units on a pro rata basis, unless those tendering investors choose to sell 'All or None' of their Units. If an investor chooses the 'All or None' option and MPF cannot purchase all of that investor's Units, then the investor will be deemed to automatically withdraw its tender. Unless it chooses the 'All or None' option, the investor who tenders all of its Units might not fully dispose of its investment in the Partnership.

         o MPF's offer to purchase notes that The Direct Investments Spectrum reports sales of Units on secondary markets at $4 during the third quarter of 2005 and that the American Partnership Board reported no trades in the third quarter 2005. In May 2005, MPF its affiliates commenced a tender offer at a price per Unit of $4.25. According to MPF's offer to purchase, certain offerors in MPF and their affiliates purchased 43,773 Units in this tender offer. In December 2003, AIMCO Properties commenced a tender offer for the Units at a price per Unit of $2.35. In August 2002, AIMCO Properties commenced a tender offer for the Units at a price per Unit of $0.65.

         Each limited partner should make its own decision as to whether or not it should tender or refrain from tendering its Units in an offer in light of its unique circumstances including (i) its investment objectives, (ii) its financial circumstances including the tolerance for risk and need for liquidity, (iii) its views as to the Partnership's prospects and outlook, (iv) its own analysis and review of all publicly available information about the Partnership, (v) other financial opportunities available to it, (vi) its own tax position and tax consequences, and (vii) other factors that the holder of Units may deem relevant to its decision. Under any circumstances, limited partners should be aware that a sale of their Units in the Partnership will have tax consequences that could be adverse.

         PLEASE CONSULT WITH YOUR TAX ADVISOR ABOUT THE IMPACT OF SUCH A SALE ON YOUR OWN PARTICULAR SITUATION AND THE EFFECT OF ANY NEGATIVE CAPITAL ACCOUNTS.




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         The discussion set forth in this letter regarding estimated distributions to the Unit holders and other parties, and estimated sale prices of the Partnership's properties are forward-looking information developed by the managing general partner. Any estimate of the future performance of a business, like the Partnership's business or that of its properties, are forward-looking and based on assumptions, some of which inevitably will prove to be incorrect. These expectations incorporated various assumptions including, but not limited to, net sales proceeds, transaction costs, revenue, various operating expenses, general and administrative expenses, depreciation expenses, capital expenditures, working capital levels, the timing of transactions, and the actions taken or to be taken by other parties. While the managing general partner deemed these expectations to be reasonable and valid at the date made, there is no assurance that the assumed facts will be validated, the expenses will actually be incurred, the results will actually be realized, or the estimates will prove to be accurate.

         If you need further information about your options, please contact Martha Long at AIMCO Properties at (864) 239-1000. You can also contact The Altman Group, Inc., 1200 Wall Street, 3rd Floor, Lyndhurst, New Jersey 07071, and its toll free telephone number is (800) 217-9608. The facsimile number of The Altman Group, Inc. is (201) 460-0050.

                                            Sincerely,

                                            U.S. Realty I Corporation
                                            Corporate General Partner





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